January 30, 2012

Via Edgar

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated January 6, 2012 (the “Comment Letter”) to the Form 10-K for the fiscal year ended January 29, 2011, filed March 31, 2011 (the “Form 10-K”), and Form 10-Q for the fiscal quarter ended October 29, 2011, filed December 8, 2011 (the “Form 10-Q”), of Pacific Sunwear of California, Inc., File No. 000-21296 (the “Company”)

Dear Ms. Jenkins:

The Company has reviewed the Comment Letter and its responses to the comments therein are set forth below. The Company’s responses are keyed to the comment numbers in the Comment Letter. Additionally, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Comment No. 1

Form 10-K for the Fiscal Year Ended January 29, 2011

Critical Accounting Policies, page 19

Evaluation of Long-Lived Assets, page 20

We note from page F-11 that you determined that certain underperforming stores would not be able to generate sufficient cash flows over the remaining life of the related leases to recover your investment in the stores based on reviews of the operating performance and projections of underperforming stores. Please provide us draft disclosure to be included in future filings, that discusses the following:

•

Discuss how you determined the amount and timing of the impairment charges recorded during each of the periods presented. In this regard, we note you have recorded impairment charges during each of the three years ending January 29, 2011 as well as each of the quarters of fiscal 2011. Your MD&A disclosure should also discuss the facts and circumstances surrounding the impairments, including the nature of the stores that have been impaired, whether these are stores you have decided to close, the amount of assets that remain after the impairment and how you determined that the remaining assets were recoverable;

•

Confirm that your impairment tests are on a store by store basis and discuss the key assumptions used to estimate fair value of your long-lived assets for the periods presented. To the extent the assumptions used changed period to period, discuss your basis for these changes; and

•

Discuss the nature of the assets written down that you disclose in the table on page F-12, the number of stores the assets relate to, whether or not there is a geographic concentration of where these stores are located, why these stores are underperforming and the reasons for period over period changes in these carrying amounts. In this regard, we note you had $23M and $9M in carrying value of assets at January 29, 2011 and October 29, 2011, respectively. Tell us if these carrying amounts relate to the same stores or if new stores have been added to the list.

We will comply with the Staff’s comments in future filings by specifically discussing how we determined the amount and timing of the impairment charges for each period presented. Additionally, we will further clarify that our impairment testing is performed on a store by store basis and expand on the key assumptions used in our discounted cash flow model. We will also discuss the nature of the assets written down and specifically disclose the number of stores that management tested for impairment and the number of stores that included an impairment charge during the respective reporting period. As there have not been any changes to the key assumptions used in our discounted cash flow model, no additional disclosure will be required with respect to the historical periods. Any future changes will be explained. With respect to carrying values, the assets written down do not reflect a geographic concentration. The $29 million of carrying value as of January 29, 2011 included all store-level assets tested for impairment during fiscal 2010; whereas the $9 million of carrying value as of October 29, 2011 only included those store-level assets tested for impairment during our third quarter of fiscal 2011. Our future filings will clarify this. We respectfully submit that it would be more appropriate to compare only the carrying value of those assets tested as of January 29, 2011 to those tested as of October 29, 2011, which were equal to $11 million and $9 million, respectively. The $29 million of carrying value includes the aggregate value of all long-lived assets tested during fiscal 2010. Also, out of the 70 stores that had impairment charges in connection with our January 29, 2011 impairment testing, six stores had subsequent impairments as of October 29, 2011. Total subsequent impairment charges for those six stores were immaterial to the Company’s consolidated financial statements.

Our draft disclosure to be included in our future filings, commencing with our fiscal 2011 10-K (using historical numbers for illustrative purposes) is as follows:

“The Company assesses long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets (or asset group) may not be recoverable. Based on management’s review of the historical operating performance, including sales trends, gross margin rates, cash flows from operations and the projected outlook for each of the Company’s stores, the Company determined that certain stores would not be able to generate sufficient cash flows over the remaining term of the related leases to recover the Company’s investment in the respective stores. As a result, the Company recorded the following noncash impairment charges primarily related to its retail stores within selling, general and administrative expenses in the accompanying

Condensed Consolidated Statements of Operations and Comprehensive Operations, to write-down the carrying value of its long-lived store assets to their estimated fair values (in millions):

	January 29, 2011	January 30, 2010	January 31, 2009
Carrying value of long-lived assets	$23	$38	$37
Less: Impairment charge	(16)	(27)	(29)

Fair value of long-lived assets	$7	$11	$8

Number of stores tested for asset impairment	226	214	69
Number of stores with asset impairment	70	93	41

Fair value is determined using a discounted cash flow model which requires Level 3 inputs, as defined in ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”). These Level 3 inputs consist of, but are not limited to projected sales growth, estimated gross margins, projected operating costs and an estimated weighted-average cost of capital rate.

The long-lived assets as disclosed above that were written down to their respective fair values consisted primarily of leasehold improvements, furniture, fixtures and equipment. The $16 million of impairment charges recognized during the year ended January 29, 2011, include approximately $4 million related to projected store closures.”

Additionally, we will update our MD&A disclosures in future filings, commencing with our fiscal 2011 10-K, to include the information presented in the draft disclosure provided above.

Comment No. 2

Fiscal 2010 Compared to Fiscal 2009, page 22

Net Sales, page 22

You disclose that your net sales decreased 9.5% and you attributed 8% of the decline to the decline in comparable store net sales which was due to a decrease in total transactions of 12%, partially offset by an increase in the average sale transaction of 4%. Please provide draft disclosure to be included in future filings that discusses the following:

•

Discuss the impact your product mix, such as men’s apparel, women’s apparel, and accessories and footwear, has had on the number of transactions, overall sale trends and margins. In this regard, you state that women’s apparel decreased 19% in 2010 whereas men’s apparel increased 2% but provide no narrative explaining the reasons why these changes occurred;

•	Disclose the reasons why women’s apparel has decreased during fiscal 2010 and the three fiscal quarters of 2011 and how these factors compare to the men’s apparel results;

•

Clarify how each of your segments has impacted overall sales and whether or not they have positively or negatively impacted the year over year sales trends. In this regard, you disclose that e-commerce contributed $3 million to the decrease in sales, however, it is not clear how much of your sales are generated from online sales. As for outlet sales, disclose how many outlet stores you operate and how the outlet sales have impacted sales and margins; and

•	Discuss how merchandise markups and markdowns impact your net sales period to period.

We will comply with the Staff’s comment in our future filings, commencing with our fiscal 2011 10-K, by disclosing what the impact of our product mix, such as men’s apparel, women’s apparel, and accessories and footwear, has had on overall sales trends and margins. Specifically, we will include disclosure alongside our quantitative metrics explaining the reasons for any changes in trend. Women’s apparel generated negative comparable sales in fiscal 2010 because of a design miss across several major product categories. However, related comparable sales were flat for fiscal year 2011. Men’s apparel had positive comparable sales in fiscal 2010 and generated flat comparable sales for the first three quarters of fiscal 2011. Total markdowns as a percentage of net sales increased 2% from fiscal 2009 to fiscal 2010, which we do not believe represents a material change period-to-period. To the extent these trends become material, we will include disclosure in future filings regarding how initial merchandise markups and markdown activity affected our net sales period-to-period.

As noted below in our response to Comment No. 8, we believe that all of the Company’s operating segments continue to meet the aggregation criteria provided in ASC 280. As such, we respectfully advise the Staff that we do not believe such disclosure would be meaningful to investors.

With these enhancements, our draft disclosure to be included in our future filings, commencing with our fiscal 2011 10-K (using historical numbers for illustrative purposes) is as follows:

“Net Sales

Net sales decreased to $930 million in fiscal 2010 from $1.03 billion in fiscal 2009, a decrease of $97 million, or 9.5%. The components of this $97 million decrease in net sales were as follows:

$Millions	Attributable to
$(72)	8% decline in comparable store net sales in fiscal 2010 compared to fiscal 2009. The decline was due to a decrease in total transactions of 12%, partially offset by an increase in the average sale transaction of 4%.
(27)	Store closures.
2	Increase due to non-comparable sales from new, expanded or relocated stores not yet included in the comparable store base.

$(97)	Total

For fiscal 2010, comparable store net sales of Women’s decreased 19% and Men’s increased 2%. The decrease in Women’s was driven by reduced demand across several categories, partially offset by increases in sales of Women’s sweaters, dresses and shorts compared to fiscal 2009. The Men’s increase was driven by strength in knits, swim and footwear, partially offset by a decrease in sales for denim and graphic tees. Apparel represented 87% of total sales for fiscal 2010 versus 88% in fiscal 2009. Accessories and footwear represented a combined 13% of total sales for fiscal 2010 versus 12% in fiscal 2009. In addition, sales transactions decreased 14%, from 26 million in fiscal 2009 to 23 million in fiscal 2010.”

Additionally, a discussion of our gross margin trends is set forth in our responses to Comment Nos. 3 and 4 below.

Comment No. 3

Fiscal 2010 Compared to Fiscal 2009, page 22

Gross Margin, page 22

3. You disclose that your gross margins were impacted by a decrease in merchandise margins, specifically that merchandise margins decreased to $434 million in fiscal 2010 from $494 million in fiscal 2009 due to decreases in initial markups and in increase in markdowns. Please provide us an analysis of your markups and markdowns for each period presented. To the extent these items have had a significant impact on operations, please revise disclosure to discuss in more detail the nature of the markups and markdowns, the reasons for the year over year changes in activity and whether you expect these trends to continue impacting margins as they have recently done so.

The Company would like to clarify that the table presented on page 22 is intended to explain the decrease in gross margin percentage (of net sales) in fiscal 2010 compared to fiscal 2009. Contributing to the decrease in gross margin percentage was a decrease in merchandise margin as a percentage of net sales, which was primarily due to a decrease in initial markups and an increase in markdowns. However, the changes in initial markups as a percentage of net sales and markdowns as a percentage of net sales were only approximately one percent year-over-year which the Company does not believe is material. However, to the extent changes in initial markups and markdowns are material for a period presented, we will provide disclosure in our future filings to discuss in detail the nature of these contributing factors.

Comment No. 4

Gross Margin, page 22

4. We note from page F-9 that components of your cost of goods sold include the landed costs of merchandise, buying, distribution and occupancy costs. Provide draft disclosure to be included in future filings that discusses the material changes in the components of cost of goods sold for each of the periods presented. We note you provide margin discussion in MD&A however your discussion does not provide any insight into the impact of other costs such as occupancy costs, other store related expenses and other costs of merchandise (e.g. raw material costs, shipping costs) have had on operations.

The Company respectfully submits that it has addressed the impact of other costs such as occupancy costs, other store related expenses and other costs of merchandise on gross margin as a percentage of net sales in fiscal 2010 compared to fiscal 2009. As discussed in the table presented on page 22, the primary components to the decrease in gross margin as a percentage of net sales were occupancy costs, merchandise margin, and buying and distribution cost. We noted that occupancy costs as a percentage of sales deleveraged as a result of the 8% same-store sales decline for fiscal 2010 and merchandise margin as a percentage of sales was negatively impacted by a decrease in initial markups and an increase in markdowns. These were the primary factors contributing to the decrease in gross margin as a percentage of net sales. We do not manufacture any of our merchandise and therefore do not have visibility into our inventory component costs such as raw materials, labor or overhead. We also note that the increase in buying and distribution costs as a percentage of sales was less than one tenth of one percent, which the Company does not believe is material. Future filings will clearly discuss any material changes in the components of costs of goods sold for the periods presented.

Comment No. 5

Liquidity and Capital Resources, page 26

Operating Cash Flows, page 27

We note your inventory balance has continued to increase during fiscal 2010 and 2011 and the change in your inventory and accounts payable balances have significantly contributed to your year over year changes in operating cash flows. Your liquidity disclosure does not discuss why your inventory balance would continue to increase in light of the decreasing trend in sales over the past three years. Considering the decrease in sales, the significant impact of decreasing inventory markups and increasing inventory markdowns, it is unclear why your inventory balance continues to increase and how you determined that the inventory balance is currently recoverable. Tell us and disclose the factors underlying the significant increases in inventory year over year in light of the current economic environment and the company’s operating performance and how you have determined your inventory valuation is appropriate. Further provide us with Schedule II information for your inventory valuation account as required by Rule 5-04 of Regulation S-X and provide a narrative explaining any significant changes in this schedule.

In fiscal 2007, the Company made the strategic decision to deemphasize the non-apparel portion of its business (i.e., shoes and accessories) and subsequently reduced the overall penetration of this category as a percentage of the Company’s total merchandise assortment. Prior to fiscal 2007, non-apparel sales accounted for more than 30% of the Company’s net sales versus 13%, 12% and 17% in fiscal years 2010, 2009 and 2008. During fiscal 2010, the Company made the strategic decision to reemphasize non-apparel sales and the year-over-year increase in inventory can primarily be attributed to the increase in the non-apparel category. As a result, non-apparel inventory increased to 18% of total inventory as of the end of fiscal 2010 from 14% of total inventory as of the end of fiscal 2009. Accordingly, we believe that a significant driver leading to the increase in inventory from fiscal 2009 through fiscal 2011 can be attributed to our increase in non-apparel merchandise, such as footwear and accessories.

Additionally, we review our inventory on a regular basis to determine whether our inventory valuation is appropriate. If we conclude that there is a significant inventory valuation risk, based on inventory turnover or the age of inventory, we will record an inventory allowance to properly state the balance. Further, as part of our periodic reporting controls and procedures, we also evaluate whether management is aware of any significant planned or known markdowns that will be taken in the following period. If so, the Company will record the appropriate provisions in the current reporting period.

Respectfully, we do not consider our inventory valuation account to be material at the end of any period presented in the Form 10-K and Rule 4-02 of Regulation S-X does not require disclosure of immaterial amounts. Therefore, we do not believe that Schedule II is required to be filed pursuant to Rule 5-04 of Regulation S-X.

Comment No. 6

Contractual Obligations, page 28

We note from your consolidated balance sheets on page F-3 that you present $26 million for other long-term liabilities, which appears to include the industrial revenue bond and executive deferred compensation. Please tell us why you have not presented this amount in the contractual obligations table as required by Item 303 (A)(5) of Regulation S-K. To the extent the amounts or timing of future payments of these liabilities are not determinable, provide footnotes to the table to describe the nature of items excluded and why they are excluded.

We confirm that the $26 million included in other long-term liabilities on our consolidated balance sheet consists primarily of the $23 million of industrial revenue bonds and the $2 million related to the executive deferred compensation plan. The obligation related to the industrial revenue bond was not included in the contractual obligations table because it is completely offset by the Company’s bond investment balance. To clarify, if at any time prior to the maturity date, the Company calls the bond, the Company is contractually obligated to terminate the related lease and extinguish the related liability. As a result, the terms of the obligation ensure that the related settlement will not have any impact on the Company’s current or future liquidity position. With respect to the executive deferred compensation plan, we will comply with the Staff’s request to include an explanatory footnote to the contractual obligations table disclosing that the retirement liability has been excluded because the Company is unable to reasonably determine the amount or the timing of the future payments.

Comment No. 7

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 30 We know from your risk factors disclosure on page nine that you face increasing product costs from your manufacturing partners mainly in higher cotton price and fluctuation of the Chinese Yuan in relation to the U.S. dollar. Please tell us how you considered the market risk exposure categories of foreign currency exchange rate risk and commodity price risk (e.g., cotton) in presenting disclosures pursuant to Item 305 of Regulation S-K.

Generally, purchases from international vendors relate only to our proprietary merchandise which is significantly less in volume than branded products. In addition, all purchases from international vendors are denominated in U.S. dollars to mitigate our foreign currency risk during the period in which our accounts payable remain outstanding. Accordingly, we do not believe that we are subject to significant near term currency fluctuation exposure from foreign currency exchange rates. In future filings, we will revise our risk factors to appropriately characterize any identified risks related to foreign currency fluctuations in relation to our overall business.

With respect to commodity price risk, we acknowledge that cotton is a significant component of our apparel merchandise inventories. However, we believe that we have historically been able to effectively manage our inventory costs and therefore adequately mitigate our commodity price risk through a competitive vendor selection process and a consistent focus on alternative sourcing for our merchandise. In future filings, we will revise our risk factors to appropriately characterize any identified risks related to changing commodity prices in relation to our overall business.

Comment No. 8

Note 12. Segment Reporting, Page F-21

You identify three operating segments: PacSun stores, PacSun Outlet and pacsun.com that you have aggregated into one reportable segment. Please tell us how you considered ASC 280-10-50 in identifying your operating segments and your reporting segments. In this regard, you do not discuss the impact any one of your segments has had on operations of the company and in fact state on page 3 that you have grouped stores into a number of clusters based on customer segmentations, brand performance, weather, and demographics and you have changed your allocations based on these clusters. We further note that you have a SVP of Men’s Merchandising and an SVP of Women’s Merchandising. Further tell us how you determined it is appropriate to aggregate these three operating segments into one reportable segment, specifically addressing how PacSun stores, outlet stores and online stores are all economically similar, and how you considered the criteria outlined in ASC 280-10-50-11.

ASC 280-10-50-1 states that an operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

Based on the foregoing criteria, we have concluded that we have three operating segments: (i) PacSun core stores; (ii) PacSun outlet stores; and (iii) pacsun.com (our e-commerce website). Each of these business components engages in business activities and has discrete financial information available that is regularly reviewed by our chief operating decision maker (“CODM”). Our CODM is our President and Chief Executive Officer as determined in accordance with ASC 280-10-50-5.

For reporting purposes, we then applied the aggregation criteria provided for in ASC 280-10-50-11 which reads:

Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services.

b.	The nature of the production processes.

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

We believe that the nature of the production process and related products sold at our core and outlet stores and via our website are similar in category (e.g., denim, tops, and fleece) and style (e.g., branded and proprietary). In addition, our target customers, teens and young adults, are typically similar for each of our segments. Further, methods used to distribute our products (direct to public/retail) are similar across all of our three segments. Also, in general, our customers have the option of purchasing our merchandise via our retail and core stores or via our e-commerce website. Additionally, we have recently equipped a substantial portion of our retail stores with technology that enables our customers to access our e-commerce website in-store and have our products shipped directly to them. Finally, we believe that the long-term operating performance among each of the segments is economically similar for the purposes of satisfying the aggregation criteria provided for in ASC 280-10-50-11. In particular, we note that average internal gross margins for fiscal 2008-2010, and year-to-date fiscal 2011, for all of our segments on an individual basis are each approximately 47%. We do not believe the regulatory environment criterion of Item (e) of ASC 280-10-50-11 is applicable to the retail industry or PacSun for the purposes of our evaluation.

We acknowledge the Staff’s comment regarding our assortment planning strategies discussed on page 3 of the Form 10-K. However, we do not believe that these strategies lead to the conclusion that we have additional operating segments as provided for by ASC 280-10-50-1. The grouping of stores for merchandising purposes does not change the segments of our business into multiple segments or affect our conclusion with respect to our outlet and e-commerce segments. In addition, our CODM does not regularly review financial information at a disaggregated level for such segments within the definition of ASC 280-10-50-1(b). Further, although our organizational structure includes two SVP’s who are primarily focused on men’s and women’s apparel, we do not believe that these functional departments meet the criteria required by ASC 280-10-50-1 since discrete financial information is not available at the department level.

Comment No. 9

Form 10-Q for the Fiscal Quarter Ended October 29, 2011

Notes to Condensed Consolidated Financial Statements, page 6

4. Impairment of Long-Lived Assets, page 7

We note from page 20 that you closed 32 stores in the first quarter of fiscal 2011 and you plan to close approximately 150 stores prior to the end of fiscal 2013. Quantify the amount of assets related to these stores, including any lease guarantees, inventory and fixed assets. You discuss on page 29 of your 2010 Form 10-K that you are relieved of future obligation under a lease if specified sales levels or mall occupancy targets are not achieved by a certain date. Provide draft disclosure to be included in future filings that clarifies these sales levels and timeframes and how much you would be expected to pay, for leases, in the next twelve months, if any of your underperforming stores had to close. In addition to lease expenses, describe the nature and the amounts of expenses you would expect to incur as a result of any of these closings (e.g., one-time termination benefits, inventory write downs, and assets impairment charges, etc.) and the impact if any, these closings would have on your new credit facility covenants that restricts your ability to transfer, lease or dispose of assets. We note in the transcript of your earnings call on December 7, 2011 you were able to quantify the amount of impairment charges and cash outlay for these stores, however, this information was not disclosed in your Form 10-Q for the period ending October 29, 2011.

As of October 29, 2011, there were no significant inventory or fixed asset balances that remained related to the 32 stores that we closed during fiscal 2011. As for the 150 stores that we plan to close over the next two years, the total amount of fixed assets (less accumulated depreciation) and net inventory as of October 29, 2011, was equal to approximately $2 million and $14 million, respectively.

In future filings, we will comply with the Staff’s comment by disclosing the typical sales levels and mall occupancy targets which, if not met, would allow us to terminate a lease and relieve us of our related lease obligation (“kick-out options”). We will also disclose in future filings the typical timeframes in which we are allowed to exercise those kick out options. Typically, kick-out options do not require us to make payments to landlords upon termination of the lease, so no related disclosure is necessary. Also, to the extent material, we will also disclose in future filings the estimated range of costs expected to be incurred as a result of projected store closures. However, apart from store closures that include a one-time buyout payment as part of the contract termination, we typically do not incur any significant termination costs, exit or disposal charges, such as significant inventory write-down costs or charges, or one-time termination benefits.

Additionally, we will disclose in future filings the amount of impairment charges recognized with respect to projected stores closures. See the draft disclosure we included as part of our response to Comment No. 1 above.

Under our new credit facilities, there are no restrictions related to the stores we are projecting to close by the end of fiscal 2013.

Our draft disclosure to be included in our future filings, commencing with our fiscal 2011 10-K (using historical numbers for illustrative purposes) is as follows:

“Operating Leases – We lease our retail stores and certain equipment under operating lease agreements expiring at various dates through November 2021. Substantially all of our retail store leases require us to pay CAM charges, insurance, property taxes and percentage rent ranging from 2% to 20% when sales volumes exceed certain minimum sales levels. The initial terms of such leases are typically 8 to 10 years, many of which contain renewal options exercisable at our discretion. Most leases also contain rent escalation clauses that come into effect at various times throughout the lease term. Rent expense is recorded under the straight-line method over the life of the lease (see “Straight-Line Rent” in Note 1 to the Consolidated Financial Statements). Other rent escalation clauses can take effect based on changes in primary mall tenants throughout the term of a given lease. Most leases also contain cancellation or kick-out clauses in our favor that relieve us of any future obligation under a lease if specified criteria are met. These cancellation provisions typically apply if annual store sales levels do not exceed $1 million or mall occupancy targets are not achieved within the first 36 months. Generally, we are not required to make payments to our landlords in order to exercise our cancellation rights under these provisions. Our new credit facilities do not preclude the transfer or disposal of assets related to the stores we are projecting to close by the end of fiscal 2013. None of our retail store leases contain purchase options.”

Comment No. 10

Item 2. Management’s Discussion and Analysis, page 14

We note in the transcript of your earnings conference call on December 7, 2011 that you quantified the amount of sales impacted by the closures of estimated 200 underperforming stores by end of 2012. In addition, you also discussed your plan on reducing your real estate portfolio. It does not appear that you have included this information in your Form 10-Q for the fiscal quarter ended October 29, 2011 that you filed with the Commission on December 8, 2011. Please provide draft disclosure to be included in future filings that discusses the impact of closing an estimated 200 underperforming stores to sales, margins, operations and liquidity.

We will comply with the Staff’s comment by including disclosure in our future filings related to sales volumes differentiated between stores expected to close and those stores we expect to continue operating on a go-forward basis. The following is draft disclosure to be included in our future filings, commencing with our fiscal 2011 10-K, utilizing historical numbers for illustrative purposes:

“The Company recently reached agreement with certain of its landlords to modify certain lease agreements, which included the buyout of approximately 75 leases at a cost of approximately $13 million, short-term extensions for approximately 50 stores, and the termination upon lease expiration of approximately 115 stores. The cumulative net cash savings during fiscal 2012 is expected to be approximately $9 million, excluding the one-time buyout payments. Further, we expect to close approximately 80 stores during fiscal 2011 and approximately 110 stores during fiscal 2012, which represent a substantially portion of our bottom 200 performing stores. These 200 underperforming stores generate average annual sales of approximately $0.6 million as compared to our remaining stores which generate approximately $1.1 million in average annual net sales. Further, upon exiting these 200 stores we expect the impact of the closures to be a decrease in revenue of $100 million to $125 million as compared to fiscal 2011; however, we expect a $10 million to $15 million improvement in cash on our balance sheet due to a corresponding reduction in inventory.”

Comment No. 11

Item 2. Management’s Discussion and Analysis, page 14

The transcript of your earnings conference call on March 15, 2011 states that you have made dramatic changes in pricing and merchandising strategy. Please ensure that your MD&A in future periodic reports discusses these type of changes when discussing the period over period changes. In this regard, we note your MD&A in your 2011 Form 10- Q’s and Form 10-K for 2010 only discuss briefly comparable store sales and women and men apparel results rather than describe the underlying factors that drove these changes. Please provide draft disclosure to be included in future filings that discusses further your product mix, changes to your merchandising strategies and how these items impacted sales and operations for each period presented.

We will comply with the Staff’s comment by expanding our discussion of comparable store sales and women’s and men’s apparel results by including underlying factors that drove those changes. The following is draft disclosure (using historical data for illustrative purposes) to be included in future filings, commencing with our fiscal 2011 10-K, which discusses our product mix, changes to our merchandising strategies and how these items impacted sales and operations for each period presented:

“The first three quarters (39 weeks) ended October 29, 2011 as compared to the first three quarters (39 weeks) ended October 30, 2010

Net Sales

Net sales decreased to $643 million for the first three quarters of fiscal 2011 from $667 million for the first three quarters of fiscal 2010. The components of this $24 million decrease in net sales are as follows:

$ Millions	Attributable to
$(29)	Decrease in sales due to store closures.
9	Increase in other non-comparable sales including sales from expanded or relocated stores not yet included in the comparable store base and bulk sales.
(4)	1% decrease in comparable store net sales in the first three quarters of fiscal 2011 compared to the first three quarters of fiscal 2010.

$(24)	Total

For the first three quarters of fiscal 2011, comparable store net sales of women’s product was flat and men’s product decreased 1%. Women’s sales improved from a negative 19% comp at the end of fiscal 2010 due to changes in pricing and merchandising strategies through a mix of our proprietary and branded products which increased sales in Women’s fleece, denim, swim and footwear. Men’s sales slightly decreased from a positive 2% comp at the end of fiscal 2010 primarily due to decreased sales in men’s graphic tees, fleece and swim offset by increased sales in knits, shorts and footwear. Apparel represented 86% of total sales for the first three quarters of fiscal 2011 versus 87% for the first three quarters of fiscal 2010. Accessories and footwear represented a combined 14% of total net sales for the first three quarters of fiscal 2011 versus 13% in the first three quarters of fiscal 2010.”

Comment No. 12

Item 2. Management’s Discussion and Analysis, page 14

Considering the impairment charges recorded during fiscal 2008 through 2010 as well as each of the quarters in fiscal 2011, the closing of stores each year, the continued decrease in sales and margins, the decrease in your stock price and the fact that your book value exceeds your market capitalization at October 29, 2011, please tell us how you determined the amount and timing of your $7 million impairment charge to property and equipment and determined that your inventory balance is recoverable at October 29, 2011.

The amount and timing of our $7 million impairment charge was determined based on our periodic impairment testing as part of our interim reporting procedures for the period ended October 29, 2011, and was performed in accordance with ASC 280-10-35. Please see our response to Comment No. 1 above which describes our impairment analysis methodology and provides draft disclosure to be included in future filings.

With respect to our inventory balance as of October 29, 2011, we believe such balance is recoverable. Since a substantial portion of the projected store closures was within management’s control (either via lease expirations or the exercise of kick-out options), the Company was able to closely manage its inventory purchases and buy to a smaller sized store count leading up to the holiday season and avoid the acquisition of potentially slow-moving or excess merchandise inventories. Further, the Company made the strategic decision to reallocate a substantial portion of its basics merchandise (e.g., denim) to its go-forward store base. In addition, we retained third party liquidators that have been able to liquidate inventory swiftly in connection with store closures and achieve better-than-expected margins on such inventory thereby eliminating our need for significant inventory write-downs.

If you have any further comments on the Company’s filings or any questions regarding the Company’s responses to the Comment Letter, please feel free to contact the undersigned at (714) 414-4667.

Very truly yours,

/s/ Craig E. Gosselin
Craig E. Gosselin
SVP, General Counsel and Human Resources
cc:	Michael Kaplan
Will Grammatica
Chris Tedford
Alison Ressler, Esq.
Greg Palme